UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             GENESIS MICROCHIP INC.
                             ----------------------
                                (Name of Issuer)

                           Common Shares, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    371933102
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]      Rule 13d-1(b)
                  [_]      Rule 13d-1(c)
                  [_]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.  371933102                                          Page 2 of 15 Pages



1      Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

            ANDOR CAPITAL MANAGEMENT, L.L.C.

2      Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [_]
                                               b.  [X]

3      SEC Use Only

4      Citizenship or Place of Organization

            DELAWARE

                        5           Sole Voting Power
Number of                                  1,913,300
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 0
    Each
Reporting               7           Sole Dispositive Power
    Person                                 1,913,300
    With
                        8           Shared Dispositive Power
                                           0

9      Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,913,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [_]

11     Percent of Class Represented By Amount in Row (9)

                              9.12%

12     Type of Reporting Person (See Instructions)

                              IA

CUSIP No.  371933102                                          Page 3 of 15 Pages

1      Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

            ANDOR CAPITAL MANAGEMENT, INC.

2      Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [_]
                                               b.  [X]

3      SEC Use Only

4      Citizenship or Place of Organization

            DELAWARE

                        5           Sole Voting Power
Number of                                  1,913,300
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 0
    Each
Reporting               7           Sole Dispositive Power
    Person                                 1,913,300
    With
                        8           Shared Dispositive Power
                                           0

9      Aggregate Amount Beneficially Owned by Each Reporting Person

                              1,913,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                              [_]

11       Percent of Class Represented By Amount in Row (9)

                              9.12%

12       Type of Reporting Person (See Instructions)

                              HC

CUSIP No.  371933102                                          Page 4 of 15 Pages

1      Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

            DANIEL C. BENTON

2      Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [_]
                                               b.  [X]

3      SEC Use Only

4      Citizenship or Place of Organization

            UNITED STATES

                        5           Sole Voting Power
Number of                                  0
  Shares
Beneficially            6           Shared Voting Power
  Owned By                                 1,913,300
    Each
Reporting               7           Sole Dispositive Power
    Person                                 0
    With
                        8           Shared Dispositive Power
                                           1,913,300

9      Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,913,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [_]

11     Percent of Class Represented By Amount in Row (9)

                        9.12%

12     Type of Reporting Person (See Instructions)

                        IN, HC

CUSIP No.  371933102                                          Page 5 of 15 Pages

1      Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

            CHRISTOPHER M. JAMES

2      Check the Appropriate Box If a Member of a Group (See Instructions)

                                               a.  [_]
                                               b.  [X]

3      SEC Use Only

4      Citizenship or Place of Organization

            UNITED STATES

                        5           Sole Voting Power
Number of                                  0
  Shares
Beneficially            6             Shared Voting Power
  Owned By                                 1,913,300
    Each
Reporting               7             Sole Dispositive Power
    Person                                 0
    With
                        8             Shared Dispositive Power
                                           1,913,300

9      Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,913,300

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [_]

11     Percent of Class Represented By Amount in Row (9)

                        9.12%

12     Type of Reporting Person (See Instructions)

                        IN, HC

                                                              Page 6 of 15 Pages


Item 1(a)   Name of Issuer:

            Genesis Microchip Inc. (the "Issuer")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            165 Commerce Valley Drive West, Thornhill, Ontario, Canada L3T 7V8

Item 2(a)   Name of Person Filing:

            The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Andor Capital Management, L.L.C.("Andor Capital Management, L.L.C.");

            ii)   Andor Capital  Management,  Inc.  ("Andor Capital  Management,
                  Inc.");

            ii)   Daniel C. Benton ("Mr. Benton"); and

            iii)  Christopher M. James ("Mr. James").

            This statement relates to shares (as defined herein) held for the accounts of the discretionary advisory clients of Andor Capital Management, L.L.C.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the reporting persons is 4 Stamford Plaza, 107 Elm Street, 7th Floor, Stamford, CT 06902.

Item 2(c)   Citizenship:

            1) Andor Capital Management, L.L.C., is a Delaware limited liability company;

            2)    Andor Capital Management, Inc. is a Delaware corporation;

            3)    Mr. Benton is a citizen of the United States; and

            4)    Mr. James is a citizen of the United States.

Item 2(d)   Title of Class of Securities:

            Common shares, no par value (the "Shares").

Item 2(e)   CUSIP Number:

            371933102

                                                              Page 7 of 15 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a)   [_]   Broker or dealer  registered under section 15 of the Act
                        (15 U.S.C. 78o.).

            (b)   [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c.).

            (c)   [_]   Insurance  company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c.).

            (d)   [_]   Investment  company  registered  under  section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80-8).

            (e)   [X]   An    investment     adviser    in    accordance    with
                        ss.240.13d-1(b)(1)(ii)(E).

            (f)   [_]   An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).

            (g)   [X]   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

            (h)   [_]   A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   [_]   A church plan that is excluded  from the  definition  of
                        investment  company under section 3(c)(14) of Investment
                        Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   [_]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2001, each of the Reporting Persons may be deemed the beneficial owner of 1,913,300 Shares.

Item 4(b)   Percent of Class:

            The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 9.12% of the total number of Shares outstanding.

Item 4(c)   Number of shares as to which such person has:

  Andor Capital Management, L.L.C.
  --------------------------------
  (i)       Sole power to vote or direct the vote:                     1,913,300

  (ii)      Shared power to vote or to direct the vote                         0

  (iii)     Sole power to dispose or to direct the disposition of      1,913,300

  (iv)      Shared power to dispose or to direct the disposition of            0

                                                              Page 8 of 15 Pages
  Andor Capital Management, Inc.
  ------------------------------
  (i)       Sole power to vote or direct the vote:                     1,913,300

  (ii)      Shared power to vote or to direct the vote                         0

  (iii)     Sole power to dispose or to direct the disposition of      1,913,300

  (iv)      Shared power to dispose or to direct the disposition of            0


  Mr. Benton
  ----------
  (i)       Sole power to vote or direct the vote:                             0

  (ii)      Shared power to vote or to direct the vote                 1,913,300

  (iii)     Sole power to dispose or to direct the disposition of              0

  (iv)      Shared power to dispose or to direct the disposition of    1,913,300

  Mr. James
  ---------
  (i)       Sole power to vote or direct the vote:                             0

  (ii)      Shared power to vote or to direct the vote                 1,913,300

  (iii)     Sole power to dispose or to direct the disposition of              0

  (iv)      Shared power to dispose or to direct the disposition of    1,913,300


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Andor Capital Management, L.L.C. acts as investment manager and/or investment adviser to a number of investment vehicles. The investors in such vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the entities in which they have invested in accordance with the constitutive documents of such investment vehicles.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            See Exhibit A.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

                                                              Page 9 of 15 Pages

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 10 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2002                       ANDOR CAPITAL MANAGEMENT, L.L.C.



                                               By: /s/ Michael C. Neus
                                                  ------------------------------
                                                  Name:  Michael C. Neus
                                                  Title: Chief General Counsel
                                                         and Principal


Date:  February 13, 2002                       ANDOR CAPITAL MANAGEMENT, INC.



                                               By: /s/ Michael C. Neus
                                                  ------------------------------
                                                  Name:  Michael C. Neus
                                                  Title: Secretary


Date:  February 13, 2002                       DANIEL C. BENTON


                                               By: /s/ Michael C. Neus
                                                   -----------------------------
                                                  Name:  Michael C. Neus
                                                  Title: Attorney-in-Fact


Date:  February 13, 2002                       CHRISTOPHER M. JAMES


                                               By: /s/ Michael C. Neus
                                                   -----------------------------
                                                  Name:  Michael C. Neus
                                                  Title: Attorney-in-Fact

                                                             Page 11 of 15 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.     Identification and Classification of Members of the Group........  12

B.     Joint Filing Agreement, dated as of February 13, 2002,
       by and among Andor Capital Management, L.L.C., Andor Capital
       Management,  Inc., Daniel C. Benton and Christopher M.James....... 13

C.     Power of Attorney, dated as of February 13, 2002, granted
       by Mr. Daniel C. Benton in favor of Mr. Michael C. Neus........... 14

D.     Power of Attorney, dated as of February 13, 2002, granted
       by Mr. Christopher M. James in favor of Mr. Michael C. Neus....... 15